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CUSIP NO. 367339-10-8                Schedule 13D                    Page 1 of 6


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 2)


                              GateField Corporation
                                (Name of Issuer)


                     Common Stock, $.10 par value per share
                         (Title of Class of Securities)


                                   367339-10-8
                                 (CUSIP Number)


                              Mr. Jonathan Huberman
                              Idanta Partners Ltd.
                     4660 La Jolla Village Drive, Suite 850
                       San Diego, CA 92122 (619) 452-9690
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 17, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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CUSIP NO. 367339-10-8                 Schedule 13D                  Page 2 of 6


--------------------------------------------------------------------------------
1   Name of Reporting Person
    IDANTA PARTNERS LTD.
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)   [ ]
                                                                    (b)   [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [ ]
    TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    TEXAS
--------------------------------------------------------------------------------
       NUMBER OF        7   SOLE VOTING POWER
        SHARES              3,659,347 (1)
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY         8   SHARED VOTING POWER
         EACH               NONE
       REPORTING       ---------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER
                            3,659,347 (1)
                       ---------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            NONE
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,659,347 (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
    SHARES
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.0% (2)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------
(1) Consists of 64,714 shares of common stock, $.10 par value per share ("Common Stock"), of GateField Corporation (the "Company") issuable upon conversion of 14,122 shares of the Company's Series B Convertible Preferred Stock ("Series B Stock") and 3,594,633 shares of Common Stock held by the Reporting Person.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 40,798,143 shares of Common Stock, plus the 64,714 shares of Common Stock issuable upon conversion of 14,122 shares of Series B Stock.


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CUSIP NO. 367339-10-8                 Schedule 13D                  Page 3 of 6

--------------------------------------------------------------------------------
1   Name of Reporting Person
    DAVID J. DUNN, TRUSTEE, DUNN FAMILY TRUST
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      [ ]
    TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER
        SHARES                948,002 (1)
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY          8    SHARED VOTING POWER
         EACH                 3,659,347 (2)
       REPORTING        --------------------------------------------------------
      PERSON WITH        9    SOLE DISPOSITIVE POWER
                              948,002 (1)
                        --------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              3,659,347 (2)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,607,349 (3)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [ ]
    SHARES
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.3% (4)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    GRANTOR TRUST
--------------------------------------------------------------------------------

(1) Consists of (a) 16,502 shares of Common Stock issuable upon conversion of 3,601 shares of Series B Stock, (b) 916,500 shares of Common Stock, and (b) 15,000 shares of Common Stock issuable within 60 days after the date hereof upon exercise of an option.
(2) Consists of 3,659,347 shares of Common Stock beneficially owned by Idanta Partners Ltd., the voting power of which is shared by its general partners, the Dunn Family Trust and Jonathan Huberman.
(3)  Consists of the sum of the shares described in footnotes (1) and (2) above.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 40,798,143 shares of Common Stock, plus (a) 81,216 shares of Common Stock issuable upon conversion an aggregate of 17,723 Series B Stock and (b)15,000 shares of Common Stock issuable upon exercise of an option.


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CUSIP NO. 367339-10-8             Schedule 13D                    Page 4 of 6

--------------------------------------------------------------------------------
1     Name of Reporting Person
      JONATHAN HUBERMAN
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [ ]
      TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
       NUMBER OF        7   SOLE VOTING POWER
         SHARES             15,000 (1)
      BENEFICIALLY     ---------------------------------------------------------
        OWNED BY        8   SHARED VOTING POWER
          EACH              3,659,347 (2)
       REPORTING       ---------------------------------------------------------
      PERSON WITH       9   SOLE DISPOSITIVE POWER
                            15,000 (1)
                       ---------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            3,659,347 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,674,347 (3)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
      SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.0% (4)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

(1) Consists of 15,000 shares of Common Stock issuable within 60 days after the date hereof upon exercise of an option.
(2) Consists of 3,659,347 shares beneficially owned by Idanta Partners Ltd., the voting power of which is shared by its general partners, Dunn Family Trust and Mr. Huberman.
(3)  Consists of the sum of the shares described in footnotes (1) and (2) above.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 40,798,143 shares of Common Stock, plus (a) 64,714 shares of Common Stock issuable upon conversion of 14,122 shares of Series B Stock and (b) 15,000 shares of Common Stock issuable upon exercise of an option.


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CUSIP NO. 367339-10-8                 Schedule 13D                  Page 5 of 6


     The Schedule 13D initially filed on November 19, 1997 (as amended January 15, 1998 by Amendment No. 1, the "Schedule 13D") by Idanta Partners Ltd., The Dunn Family Trust and Jonathan Huberman relating to the common stock, $.10 par value per share (the "Common Stock"), of GateField Corporation (the "Company") is amended by this Amendment No. 2 as set forth below.

     On December 17, 1998, the Company redeemed 770,304 shares of the Company's Series B Convertible Preferred Stock ("Series B Stock") from Idanta Partners, Ltd., and 196,399 shares of Series B Stock from The Dunn Family Trust. The shares of Series B Stock redeemed by Idanta Partners, Ltd. and The Dunn Family Trust were convertible into 3,529,918 and 899,998 shares of Common Stock, respectively. Accordingly, paragraphs (a) and (b) of Item 5 of the Schedule 13D are amended as set forth below to reflect changes in beneficial ownership of securities of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b)

          IDANTA. The aggregate number of shares of Common Stock that Idanta owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,659,347, which constitutes approximately 9.0% of the outstanding shares of Common Stock. These 3,659,347 shares of Common Stock consist of 3,594,633 shares (directly owned) and 67,714 shares (issuable upon conversion of 14,122 shares of Series B Stock). Idanta holds sole voting and investment power with respect to all such shares exercised by its general partners, DFT and JH. David J. Dunn, in his capacity as trustee, exercises the voting power vested in DFT.

          DFT. Because of its position as a general partner of Idanta, DFT shares with JH voting and investment power with respect to the 3,659,347 shares beneficially owned by Idanta, and has sole voting and investment power with respect to 948,002 shares it beneficially owns. The 948,002 shares of Common Stock consist of 916,500 shares (directly owned), 16,502 shares (issuable upon conversion of 3,601 shares of Series B Stock) and 15,000 shares (issuable upon exercise of an option exercisable within 60 days after the date hereof). Mr. Dunn, in his capacity as Trustee, exercises the voting power vested in DFT. Accordingly, DFT may, pursuant to Rule 13d-3 of the Act, be deemed to be a beneficial owner of 4,607,349 shares of Common Stock in the aggregate, which constitutes approximately 11.3% of the outstanding shares of Common Stock.

          JH. Because of his position as a general partner of Idanta, JH shares with DFT voting and investment power with respect to the 3,659,347 shares beneficially owned by Idanta, and has sole voting and investment power with respect to 15,000 shares of Common Stock issuable upon exercise of an option within 60 days after the date hereof. According, JH may be deemed to be the beneficial owner of 3,674,347 shares of Common Stock in the aggregate, which constitutes approximately 9.0% of the outstanding shares of Common Stock.


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CUSIP NO. 367339-10-8               Schedule 13D                  Page 6 of 6


      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct. The undersigned have filed this amendment jointly pursuant to the agreement attached as EXHIBIT A to the Schedule 13D.



DATED: December 28, 1998



                                         IDANTA PARTNERS LTD.


                                         By:  /s/ David J. Dunn
                                              ---------------------------------
                                              David J. Dunn, Trustee
                                              Dunn Family Trust
                                              General Partner


                                         DUNN FAMILY TRUST


                                         By:  /s/ David J. Dunn
                                              ---------------------------------
                                              David J. Dunn, Trustee



                                              /s/ Jonathan Huberman
                                              ---------------------------------
                                              Jonathan Huberman